Filed by PropTech Acquisition Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: PropTech Acquisition Corporation Commission File No. 333-249468

PropTech Acquisition Corp. Reports De Minimis Stockholder Redemptions, Reminds Stockholders to Vote in Favor of the Business Combination with Porch.com, Inc.

NEW YORK, NY, December 18, 2020 – PropTech Acquisition Corporation (NASDAQ: PTAC) (“PropTech” or “PTAC”), a special purpose acquisition company targeting businesses in the real estate technology industry, reminds stockholders to vote in favor of the approval of the Company's proposed business combination (the "Business Combination") with Porch.com, Inc. ("Porch” of “the Company") and the related proposals to be voted upon at the Company's special meeting in lieu of its 2020 annual meeting of stockholders (the "Special Meeting"). In light of public health concerns regarding the coronavirus (COVID-19) pandemic, the Special Meeting will be held virtually at https://www.cstproxy.com/proptechacquisition/sm2020/, on December 21, 2020, at 11:00 a.m., Eastern time, as described in the Company's definitive proxy statement/consent solicitation statement/prospectus, originally filed on December 3, 2020 (the "Proxy Statement").

All stockholders of record of the Company's common stock as of the close of business on November 27, 2020 (the "Record Date") are entitled to vote their shares represented in person via the virtual meeting platform or by proxy at the Special Meeting. The deadline to submit stockholder proxies is not later than 11:59 p.m. Eastern time on December 20, 2020. In connection with the proposed Business Combination, the Company filed the Proxy Statement with the SEC on December 3, 2020, and the Proxy Statement and proxy card were mailed shortly thereafter to the Company's stockholders of the Record Date. If any of the Company's stockholders have not received the Proxy Statement, such stockholder should confirm their proxy's status with their broker, or contact Morrow Sodali LLC, the Company's proxy solicitor, for help, toll-free at (866) 662-5200 or at PTAC.info@investor.morrowsodali.com.

Every stockholder's vote is important, regardless of the number of shares the stockholder holds. Accordingly, the Company requests that each stockholder that holds its shares in "street name," meaning that their shares are held of record by a broker, bank or other nominee, should, if it has not already done so, contact their broker, bank or nominee to ensure that their shares are voted. In addition, all stockholders of record as of the Record Date are encouraged to complete, sign, date and return a proxy card to ensure that the stockholder's shares will be represented at the Special Meeting.

Stockholders as of the Record Date can access the Special Meeting by visiting https://www.cstproxy.com/proptechacquisition/sm2020/, where such stockholders will be able to listen to and vote during the Special Meeting. Please note that you will only be able to access the Special Meeting by means of remote communication at 11:00 a.m., Eastern time, on December 21, 2020.

In addition, PropTech is announcing that a de minimis amount (less than 1,000) of its public shares were submitted for redemption in connection with its previously announced Business Combination with Porch. As a result, approximately $173 million will remain in PropTech’s trust account and be released upon the closing of the Business Combination.

Participants in the Solicitation

PTAC and its directors and executive officers may be deemed participants in the solicitation of proxies from PTAC’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in PTAC is contained in PTAC’s annual report on Form 10 K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed business combination.

Porch and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of PTAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or PTAC’s or Porch’s future financial or operating performance. These statements are based on the beliefs and assumptions of the management of PTAC and Porch. Although PTAC and Porch believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither PTAC nor Porch can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Forward-looking statements contained in this press release include, but are not limited to, statements about the anticipated merger closing timing and the ability of PTAC and Porch prior to the merger, and the combined company following the merger (“New Porch”), to: access, collect and use personal data about consumers; execute its business strategy, including monetization of services provided and expansions in and into existing and new lines of business; anticipate the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and its effect on business and financial conditions; manage risks associated with operational changes in response to the COVID-19 pandemic; meet the closing conditions to the merger, including approval by stockholders of PTAC and Porch on the expected terms and schedule; realize the benefits expected from the proposed merger; anticipate the uncertainties inherent in the development of new business lines and business strategies; retain and hire necessary employees; increase brand awareness; attract, train and retain effective officers, key employees or directors; upgrade and maintain information technology systems; acquire and protect intellectual property; meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness; effectively respond to general economic and business conditions; maintain the listing on, or the delisting of PTAC’s or New Porch’s securities from, NASDAQ or an inability to have our securities listed on the NASDAQ or another national securities exchange following the merger; obtain additional capital, including use of the debt market; enhance future operating and financial results; successfully execute expansion plans; anticipate rapid technological changes; comply with laws and regulations applicable to its business, including laws and regulations related to data privacy and insurance operations; stay abreast of modified or new laws and regulations applying to its business, including copyright and privacy regulation; anticipate the impact of, and response to, new accounting standards; respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events; anticipate the significance and timing of contractual obligations; maintain key strategic relationships with partners and distributors; respond to uncertainties associated with product and service development and market acceptance; anticipate the impact of new U.S. federal income tax law, including the impact on deferred tax assets; successfully defend litigation; successfully deploy the proceeds from the merger; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PTAC’s Annual Report on Form 10 K for the fiscal year ended December 31, 2019, the section entitled “Risk Factors” in PTAC’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, the sections entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data” in the definitive proxy statement/consent solicitation statement/prospectus filed by PTAC and other documents of PTAC filed, or to be filed, with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither PTAC nor Porch undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

About Porch

Seattle-based Porch, the vertical software platform for the home, provides software and services to more than 10,500 home services companies such as home inspectors, moving companies, real estate agencies, utility companies, and warranty companies. Through these relationships and its multiple brands, Porch provides a moving concierge service to homebuyers, helping them save time and make better decisions on critical services, including insurance, moving, security, TV/internet, home repair and improvement, and more. To learn more about Porch, visit porchcorp.com.

About PropTech Acquisition Corporation

PropTech Acquisition Corporation is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses focused on real estate technology. For more information, visit proptechacquisition.com.

PropTech and Porch Business Combination Summary

On July 30, 2020, Porch entered into a definitive agreement with PropTech Acquisition Corporation (NASDAQ: PTAC) (“PropTech”), a special purpose acquisition company targeting businesses in the real estate technology industry, which would result in Porch becoming a publicly listed company. Upon closing of the transaction, which is expected to occur in Q4 2020, PropTech will be renamed Porch Group, Inc. and is expected to remain listed on the Nasdaq Capital Market under the new ticker symbol “PRCH.”

Investor Relations contact:

Gateway Investor Relations

Cody Slach, Matt Glover

(949) 574-3860

PTAC@gatewayir.com

PropTech Contact:

contact@proptechacquisition.com